Exhibit 1.01

ELECTRO-SENSORS, INC.

CONFLICT MINERALS REPORT

REPORTING YEAR: 2016

NOTE REGARDING DEFINED TERMS

Unless otherwise defined in this Conflict Minerals Report, terms used in this Conflict Minerals Report have the meanings ascribed to them by Rule 13p-1 adopted under the Securities Exchange Act of 1934 (“Rule”), the instructions to Form SD, and the Securities and Exchange Commission Release relating to the Rule (Release No. 34-67716 dated August 22, 2012).

COMPANY OVERVIEW

Electro-Sensors, Inc. (“ESI” or the “Company”) designs and manufactures several different types of monitoring systems that measure actual production and operation rates, as well as systems that regulate the speed of related machines in the production process.

Several of our products contain conflict minerals due to the presence of such minerals in parts obtained from suppliers, contract manufacturers, or from the utilization of conflict minerals in the manufacturing processes employed by ESI or our manufacturers.

ESI is not a vertically integrated manufacturer and instead relies on the purchase of higher level assemblies and products. ESI is several levels removed from the actual mining of conflict minerals. ESI does not make purchases of raw ore or unrefined conflict minerals. ESI has a Conflict Minerals Policy that is available on its website at www.electro-sensors.com under About/Investor Information/Corporate Governance. Adoption and communication of this Conflict Minerals Policy is part of the Company’s due diligence and supply chain outreach effort relating to conflict minerals.

REASONABLE COUNTRY OF ORIGIN INQUIRY

Subsequent to ESI’s initial assessment that certain supplier parts likely contain conflict minerals, ESI conducted a reasonable country of origin inquiry to determine which ESI-utilized parts contain conflict minerals and whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). ESI contacted each of its relevant suppliers and asked them to provide information on (1) the conflict minerals contained in each of the parts supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. Each supplier was asked to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template. Of the 111 suppliers identified as supplying ESI with product in 2016 and subsequently contacted, 91 replied with some conflict minerals data. Due to the unresponsiveness of certain suppliers and the incompleteness of certain responses received, ESI is unable to determine if conflict minerals are present in certain of its products, as well as conflict minerals utilized in the production of certain supplier parts, originated from the Covered Countries, but ESI has no reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

DUE DILIGENCE - STANDARD UTILIZED

ESI designed its due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (including the related supplements applicable to particular conflict minerals), an internationally-recognized due diligence framework.

DUE DILIGENCE - PROCESS

The ESI due diligence exercise included:

1. Submitting the EICC - GeSI Conflict Minerals Reporting Template to each supplier of parts. That template provided a standardized method for ESI use in the collection of representations, statements and data from suppliers relative to the presence, use, source and chain of custody of conflict minerals in supplier parts that are incorporated in ESI products for sale to end-use customers.

2. Comparing smelters identified in the reporting templates against the list of smelter facilities which have been identified as "conflict free" by the EICC-GeSI Conflict Free Sourcing (CFS) program. The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries.

3. In numerous instances ESI received, after repeated inquiries, conflicting or incomplete information regarding those facilities utilized to process necessary conflict minerals in supplier parts, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier’s response, ESI subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, ESI contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions.

4. In some instances, ESI did not receive a response from a vendor. These vendors were contacted numerous times and still did not respond. ESI then researched the vendor’s website for information about conflict minerals, including but not limited to their 2016 Conflict Mineral Report and their Conflict Mineral Policy.

DUE DILIGENCE - RESULTS

Due to the number of supplier responses that were determined to be uncertain or unknown relative to the question of sourcing of raw materials, ESI’s due diligence efforts in 2016 were unable to precisely determine whether or not all supplier parts in its supply chain contain necessary conflict minerals or, in the alternative, utilized conflict minerals in their manufacture, that either financed or benefited, directly or indirectly, armed groups in the Covered Countries. Based on the Company’s due diligence efforts to date, the Company does not have sufficient information to determine the country of origin of, or the facilities used to process, the Conflict Minerals necessary to the functionality or production of its products.

RISK MITIGATION - IMPROVEMENT PROGRAM

The steps that ESI will continue to take in reporting year 2017 to mitigate the risk that ESI conflict minerals benefit or finance armed groups are as follows:

1. ESI will continue to work with suppliers who provided incomplete or insufficient information or who did not respond in an effort to obtain complete and accurate information in 2017;

2. ESI will again request information and supporting data from each supplier providing parts to ESI that are subject to 2017 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and will pursue a completed template response that identifies material down to the smelter and mine.

3. ESI will again follow its due diligence process to review and validate supplier responses that are obtained in support of ESI 2017 conflict minerals reporting.

4. ESI will provide its Conflict Minerals Policy to new suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2017.

5. ESI includes a conflict minerals clause in its purchase order standard terms and conditions for future suppliers or renewals by existing suppliers.

PRODUCT DESCRIPTION

A list of product families used in ESI’s hazardous monitoring systems for which ESI solicited supplier information regarding conflict mineral content or conflict mineral used in production is attached as Exhibit A.

Conflict Minerals Report

Exhibit A

Description of ESI’s 2016 Products

Product Family

Shaft Speed Switches

Shaft Speed Sensors

Mounting Hardware

Shaft Speed Pulse Generators

Temperature Sensors

Hazard Monitoring Systems

Slide Gate, Valve, and Angle Sensors

Signal Conditioners and Interface

Tachometers, Counters, and Displays

Vibration Monitors

Tilt Switches

Motor Drive Controllers

HazardPRO products

All of the above product families may contain one or more of the Conflict Minerals.